GMX RESOURCES INC.

NASDAQ GSM: GMXR www.gmxresources.com One Benham Place 9400 North Broadway, Suite 600 Oklahoma City, OK 73114 Ph 405.600.0711 Fax 405.600.0600
February 25, 2008
Tracie Towner
Securities and Exchange Commission
Division of Corporation Finance
Re:	GMX Resources Inc. Form 10-K for the year ended December 31, 2006; Commission File No. 001-32977
Dear Tracie:
This letter is in response to your February 7, 2008 follow up comments regarding GMX’s oil and gas reserves underlying its East Texas properties. The responses are keyed to your comments by the number assigned in the letter we received. The comments are repeated here for convenience.
Comment #1
We have reviewed your response to our prior comment one of our letter dated September 25, 2007. Please confirm that in future forecasts of liquid production in your Cotton valley wells, where the liquid yield curve exhibits a noticeable decline trend over time, such as in Area 3 on Figure 4 of the supplemental information, you will utilize that decline trend in your forecast..
Response:
We will comply with this comment in future liquid production forecasts.
Comment #2
We have reviewed your response to prior comment two. In future filings please explain the nature of any significant reserve changes as footnotes to the reserve table. Please see paragraph 11 of SFAS 69. If you have significant upward revisions due to recompletions of wells, please distinguish the amount of reserves added due to recompletions from those added due to better performance than previously forecast of wells in their existing completions. In addition disclose, if significant, the amount of negative revisions due to existing completions that are not performing as well as previously estimated.
Response:
We will comply with this comment in future filings.

Tracie Towner

Comment #3
We believe that the creation of a type curve should only include wells that are drilled on the same spacing, have the same approximate amount of gas-in-place, the same approximate permeability and the same relative structural position as the wells you are forecasting. If there are wells that do not exhibit these same characteristics, we do not believe it is appropriate to use those wells as part of a type curve. Please tell us if this is the case for the wells that are included in the new type curve. Also, tell us if you have booked any wells on 80 acre, 40 acre or 20 acre spacing. If so, please tell us how many wells have been booked for each of those spacing units. Tell us how the average reserves per well differ between those spacing units and how you accounted for it if the same type curve was utilized for all wells.
Response:
All of the wells included in the type curve we provided were 40 acre spaced Cotton Valley wells which have the same approximate amount of gas-in-place, the same approximate permeability and the same relative structural position as the wells we are forecasting. At year end 2006, all PUD wells we forecast were on 40 acre spacing.
Comment #4
We note a press release that you issued on January 22, 2008 in which you indicate the present value of your year end reserves utilizing a NYMEX price. For SEC filing purposes, please note that a NYMEX price is a futures price and is not the price you would have receive if you sold your gas on December 31, 2007. Therefore, this price should not be used when estimating proved reserves or calculating the Standardized measure for SEC filings. The correct price would be the price quoted on the period end date. For example, the Henry Hub price was $6.79 per MMBTU before adjustments on December 31, 2007.
Response:
Based on this comment, we have revised our reserves and standardized measure of discounted future net cash flows to reflect period end prices starting with the period end Henry Hub price, with adjustments for quality, contractual arrangements and regional price variances. We filed a Form 8-K on February 11, 2008, reporting such changes and have filed an amendment to our Form 10-K for the year ended December 31, 2006 to incorporate these changes and making further conforming changes to the disclosures in the SFAS 69 footnote disclosures to the financial statements. Given that the 2006 Amended Form 10-K includes the revised standardized measure and reserve information for 2004 and 2005, we believe amendment of the prior years’ Forms 10-K should not be necessary. Please advise whether the staff concurs with this view.
We believe that we have now responded to all of the outstanding comments. Please confirm that the Staff has no further comments on our 2006 Form 10-K.
In connection with responding to the SEC’s comments, the Company acknowledges that:

Tracie Towner

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at 405-600-0711 (ext 305) if you have any questions or need additional information.

Sincerely,
/s/ James A. Merrill
James A. Merrill
Chief Financial Officer